Exhibit 3.2

Certificate of Correction
For Nevada Profit Corporations

1.   Name of entity for which correction is being made:  SoftNet Technology Corp.

2.   Description of the original document for which correction is being made: Certificate of Amendment to Articles of Incorporation

3.   Filing date of the original document for which correction is being made: November 15, 2004.

4.   Description of inaccuracy or defect: As described in the original document, the Certificate of Amendment was intended to increase the Corporation's authorized Class A Common Stock from 250,000,000 to 500,000,000.  However, the Certificate of Amendment was not meant to have the effect to concurrently eliminate the Corporation's authorized Class B Common Stock.  The language referring to the Class B Common Stock was inadvertently omitted from the Certificate of Amendment.

5.   Correction of the inaccuracy or defect:

ARTICLE IV of the ARTICLES OF INCORPORATION is hereby amended as follows:
The Corporation is authorized to issue two classes of common stock, which shall be designated respectively “Class A Common Stock” and “Class B Common Stock.”  The total number of shares which the Corporation shall have the authority to issue is 505,000,000 shares. The number of shares of Class A Common Stock authorized is 500,000,000 shares with a par value of $.001.  The number of shares of Class B Common Stock authorized is 5,000,000 shares with a par value of $.001.  Each share of Class B Common Stock shall be convertible, at the option of the holder, into 50 shares of Class A Common Stock and entitled to 200 votes per share of Class B Common Stock.

6.   Signature:

/s/ James Booth
James Booth, President